Exhibit 99.1

NICE Systems Limited	T	972 9 775 3777	F	972 9 743 4282	Insight from Interactions
8 Hapnina Street POB 690	E	info@nice.com
Ra’anana 43107 Israel

NICE Systems Reports Results for First Quarter 2009

First Quarter 2009 non-GAAP highlights included:

—	$139.2 million in revenues, earnings per fully diluted share $0.35
—	Operating margin increased year-over-year to 16.8%
—	New large scale security project at $9 million
—	Net cash generated from operations $32.0 million

Ra’anana, Israel, May 7, 2009 – NICE Systems (NASDAQ: NICE), the global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced results for the first quarter of 2009.

First quarter 2009 non-GAAP revenue was $139.2 million, representing a 5.1% decrease from $146.7 million in the first quarter of 2008.

Non-GAAP gross margin in the first quarter of 2009 reached 63.2%, or $88.0 million gross profit, compared to 64.9%, or $95.3 million respectively, in the first quarter of 2008.

Non-GAAP operating margin in the first quarter of 2009 was 16.8%, up from 15.9% in the first quarter 2008. Non-GAAP operating profit was $23.3 million, similar to $23.4 million in the first quarter of 2008.

First quarter 2009 non-GAAP net income was $21.4 million, down 2.9% from $22.0 million in the first quarter of 2008. Non-GAAP earnings per fully diluted share were $0.35, compared to $0.36 in the first quarter of 2008.

On a GAAP basis: First quarter 2009 revenue was $139.2 million, compared to $144.4 million in the first quarter of 2008. First quarter 2009 gross margin was 59.7%, compared with 60.9% in the first quarter of 2008; operating profit increased to $10.2 million, from an operating profit of $5.6 million, in the first quarter of 2008; and first quarter 2009 net income increased to $10.6 million, or $0.17 per fully diluted share, compared with net income of $7.9 million, or $0.13 per share, on a fully diluted basis, for the first quarter of 2008.

First quarter 2009 operating cash flow was $ 32.0 million. Total cash and equivalents as of March 31, 2009 were $529.9 million, with no debt, up from $501.4 million as of December 31, 2008.

“The economic environment coupled with uncertainty regarding budget releases with some of our customers, led to longer sale cycles than originally anticipated for the first quarter. Despite this environment we were able to achieve our profitability targets and minimize the impact on revenues,” said Haim Shani, Chief Executive Officer, NICE Systems Ltd.

“The Actimize part of the business, which deals with compliance and risk management mainly within financial institutions, as well as our solutions for driving operational efficiency in contact centers, primarily our workforce management solution, both performed in line with plans. In the Security sector, we continue to execute on our strong pipeline. We secured another mega project, of $9 million, in the first quarter. This win further demonstrates the success of our strategic focus on large comprehensive projects.

We have been seeing signs of improvement since April, mainly in our business in the Americas. Subject to market uncertainty we currently expect second quarter financial results not to differ substantially from the first quarter results.

Looking at our clear leadership position, the critical solutions we offer in today’s environment, together with the strong fundamentals and cash balance, we believe that today’s environment actually creates a unique opportunity for NICE to capture additional market share in the mid and long term. Therefore, we plan to increase our investment in sales, marketing and research and development. These investments will be partially financed by internal reallocation of resources and other cost saving initiatives. In addition, we continue to actively pursue acquisitions to further support the Company’s growth prospects as we strongly believe NICE will emerge from this global economic downturn an even stronger company,” Mr. Shani concluded.

Conference Call
NICE management will host a teleconference, today, May 7, 2009 at 8:30 ET, 15:30 Israel, to discuss the results and the company’s outlook. Please call the following dial-in numbers to participate in the first quarter 2009 call:

United States + 1-888-668-9141 or +1-866-3455-855, International +972-3-918-0609, Israel +972-3-918-0609. This call will be webcast live on http://www.nice.com. An online replay will also be available approximately three hours following the call. A telephone replay of the call will be available for 72 hours after the live broadcast, and may be accessed by dialing: United States + 1-888-254-7270, International +972-3- 925-5953, Israel +972-3-925-5953.

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: amortization of acquired intangible assets, termination expenses and other related costs, stock based compensation expenses, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Business combination accounting rules requires us to recognize a legal performance obligation related to a revenue arrangement of an acquired entity. The amount assigned to that liability should be based on its fair value at the date of acquisition. The non-GAAP adjustment is intended to reflect the full amount of such revenue. We believe this adjustment is useful to investors as a measure of the ongoing performance of our business. We believe these non-GAAP financial measures provide consistent and comparable measures to help investors understand our current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. Reconciliation between results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications.  NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security.  NICE has over 24,000 customers in more than 150 countries, including more than 85 of the Fortune 100 companies.  More information is available at www.nice.com.

Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360(degree)View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Shani, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company's customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars in thousands (except per share amounts)

	Three months ended March 31,
	2008 Unaudited	2009 Unaudited

Revenue
Product	$83,670	$68,617
Services	60,773	70,543

Total revenue	144,443	139,160

Cost of revenue
Product	22,565	20,206
Services	33,967	35,901

Total cost of revenue	56,532	56,107

Gross Profit	87,911	83,053

Operating Expenses:
Research and development, net	18,834	18,476
Selling and marketing	35,830	34,054
General and administrative	24,416	16,738
Amortization of acquired intangible assets	3,205	3,605

Total operating expenses	82,285	72,873

Operating income	5,626	10,180

Financial income, net	3,676	2,790
Other expenses, net	(9)	(47)

Income before taxes on income	9,293	12,923
Taxes on income	1,361	2,302

Net income	$7,932	$10,621

Basic earnings per share	$0.13	$0.17

Diluted earnings per share	$0.13	$0.17

Weighted average number of shares
outstanding used to compute:

Basic earnings per share	59,508	60,905
Diluted earnings per share	60,976	61,564

NICE SYSTEMS LTD. AND SUBSIDIARIES
NON-GAAP NET INCOME AND EARNINGS PER SHARE
U.S. dollars in thousands (except per share amounts)

	Three months ended March 31,
	2008 Unaudited	2009 Unaudited

GAAP net income	$7,932	$10,621

Adjustments

US GAAP valuation adjustment on acquired deferred revenue
Product Revenue	1,546	-
Service Revenue	757	80

Amortization of acquired intangible assets and acquisition related costs (a)
included in cost of product	4,147	4,074
included in operating expense	3,205	3,605
included in research and development	221	168
included in general and administrative expense	268	138

Equity based compensation expense
included in cost of product	109	114
included in cost of services	834	362
included in research & development	1,640	244
included in sales & marketing	1,960	1,278
included in general & administrative	3,039	944

Termination expenses and other related costs
included in cost of services	-	321
included in research & development	-	991
included in sales & marketing	-	801
included in general & administrative	-	48
included in other expenses, net	-	52

Tax benefit associated with amortization of acquired intangible assets, FAS 123R options compensation, acquired deferred
revenue, and termination expenses and other related costs	(3,676)	(2,490)

Non-GAAP net income	$21,982	$21,351

Non-GAAP basic earnings per share	$0.37	$0.35

Non-GAAP diluted earnings per share	$0.36	$0.35

Weighted average number of shares
outstanding used to compute:

Non-GAAP basic earnings per share	59,508	60,905
Non-GAAP diluted earnings per share (b)	61,606	61,550

(a) Includes compensation expenses related to the acquisitions of US$489 and US$306 for 2008 and 2009, respectively.

(b) For Non-GAAP earnings per share the diluted weighted average number of shares outstanding were calculated excluding the effects of expensing stock options under Statement 123R

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	December 31, 2008	March 31, 2009
	Unaudited	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$144,376	$182,226
Short-term investments	186,072	184,791
Trade receivables	104,115	85,783
Other receivables and prepaid expenses	23,697	24,919
Inventories	11,500	10,608
Deferred tax assets	8,400	8,713

Total current assets	478,160	497,040

LONG-TERM ASSETS:
Marketable securities	170,923	162,852
Other long-term assets	17,949	17,213
Deferred tax assets	7,373	7,798
Property and equipment, net	23,394	22,970
Other intangible assets, net	145,402	137,802
Goodwill	445,504	443,739

Total long-term assets	810,545	792,374

TOTAL ASSETS	$1,288,705	$1,289,414

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$23,060	$16,005
Accrued expenses and other liabilities	237,589	237,971

Total current liabilities	260,649	253,976

LONG-TERM LIABILITIES:
Deferred tax liabilities	37,060	34,977
Other long-term liabilities	20,174	18,908

Total long-term liabilities	57,234	53,885

SHAREHOLDERS' EQUITY	970,822	981,553

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$1,288,705	$1,289,414

NICE SYSTEMS LTD. AND SUBSIDIARIES
CONSOLIDATED CASH FLOW STATEMENTS
U.S. dollars in thousands

	Three months ended March 31,
	2008 Unaudited	2009 Unaudited

Cash flows from operating activities:

Net income	$7,932	$10,621
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	10,059	10,944
Stock based compensation	7,582	2,942
Excess tax shortfall (benefit) from share-based payment arrangements	(107)	29
Accrued severance pay, net	248	(562)
Amortization of discount (premium) and accrued interest
on marketable securities	290	226
Loss (gain) on marketable securities sold, called or impaired	548	(712)
Deferred taxes, net	(3,433)	(2,453)
Decrease in trade receivables	5,439	17,745
Increase in other receivables and prepaid expenses	(1,170)	(1,366)
Decrease (increase) in inventories	(1,106)	776
Increase (decrease) in trade payables	1,704	(7,007)
Increase in accrued expenses and other liabilities	19,211	371
Other	(491)	401

Net cash provided by operating activities	46,706	31,955

Cash flows from investing activities:

Purchase of property and equipment	(3,274)	(2,541)
Proceeds from sale of property and equipment	7	4
Investment in marketable securities	(91,141)	(65,492)
Proceeds from maturity, call and sale of marketable securities	49,396	45,671
Investment in short-term bank deposits	-	(17,000)
Proceeds from short-term bank deposits	25	44,036
Capitalization of software development costs	(273)	(187)
Purchase of intangible assets	-	(1,000)
Payments for acquisitions	(2,793)	(10)

Net cash provided by (used in) investing activities	(48,053)	3,481

Cash flows from financing activities:

Proceeds from issuance of shares upon exercise of share options and ESPP, net	3,190	2,835
Excess tax benefit (shortfall) from share-based payment arrangements	107	(29)

Net cash provided by financing activities	3,297	2,806

Effect of exchange rate changes on cash	340	(392)

Increase in cash and cash equivalents	2,290	37,850
Cash and cash equivalents at beginning of period	116,619	144,376

Cash and cash equivalents at end of period	$118,909	$182,226